UNITED STATES OMB APPROVAL SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0123 Washington, D.C. 20549 Expires: February 28, 2010 Estimated average burden hours per response.. . . . . 12.00

ANNUAL AUDITED REPORT

FORM X-17A-5

SEC FILE N[redacted]

8-68164

11021101

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER : **LAVECCHIA CAPITAL, LLC**

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **444 Mansfield Avenue, Darien, CT 06820**

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: **Mr. Pat Lavecchia; (203) 557-4766**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT: **ZS Consulting Group LLP**

115 Broadhollow Rd Suite 350

Melville, NY 11747

CHECK ONE: Certified Public Accountant X Public Accountant Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Pasquale LaVecchia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaVecchia Capital LLC, as of Feb. 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn & subscribed to before me this 25th day of February, 2011

Notary Public
my commission expires 11/30/14

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
✓ (d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAVECCHIA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

LAVECCHIA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

TABLE OF CONTENTS

ZS CONSULTING GROUP, LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To Mr. LaVecchia
LaVecchia Capital, LLC
Darien, Ct. 06820

We have audited the accompanying statement of financial condition of LaVecchia Capital, LLC. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LaVecchia Capital, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

ZS Consulting Group LLP

ZS Consulting Group LLP
Melville, New York
February 22, 2011

115 Broadhollow Road, Suite 350 • Melville, NY 11747 • 516-394-3344 • Fax 516-908-7867
New York City • Ohio • Connecticut

LAVECCHIA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets:	
Cash and cash equivalents (Note 2)	$ 9,562
Total Current Assets	9,562
TOTAL ASSETS	$ 9,562

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Accrued expenses	$ 4,000
Member's Equity:	5,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,562

The accompanying notes should be read in conjunction with the financial statements.

1. Organization and Nature of Business

LaVecchia Capital, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the FINRA. The Company is a Connecticut Corporation that is wholly-owned and formed on November 18, 2008. The Company selected a year end of December 31.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company did not start operation in the year ended 2010. The revenue will be generated from the advisory services that the Company will provide to clients. Revenue will be recognized based on the accrual basis of accounting.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Income Taxes

LaVecchia Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value

is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2009, the Company had net capital of $5,562 and a ratio of aggregate indebtedness to net capital of .72 to 1. The Company's minimum net capital requirement was $5,000.

5. Concentration of Risk

The Company maintains its cash in one money center bank. The balances are insured by the Federal Insurance Corporation up to $250,000. Such cash balances, at times, may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

ZS CONSULTING GROUP, LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 a-5

LaVecchia Capital, LLC
Darien, Ct. 06820

In planning and performing our audit of the financial statements of LaVecchia Capital, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LaVecchia Capital, LLC that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

115 Broadhollow Road, Suite 350 • Melville, NY 11747 • 516-394-3344 • Fax 516-908-7867
New York City • Ohio • Connecticut

evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

ZS Consulting Group LLP

ZS Consulting Group LLP
Melville, New York
February 22, 2011

LAVECCHIA CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2010

LAVECCHIA CAPITAL, LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

ZS CONSULTING GROUP, LLP
Certified Public Accountants and Advisors

SEC Mail Processing Section

MAR 02 2011

Washington, DC
110

INDEPENDENT REGISTERED AUDITOR'S REPORT

To Mr. Pat LaVecchia
LaVecchia Capital, LLC
Darien, CT

We have audited the accompanying statement of financial condition of LaVecchia Capital, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaVecchia Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in The Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ZS Consulting Group LLP

ZS Consulting Group LLP
Melville, NY 11747
February 22, 2011

115 Broadhollow Road, Suite 350 • Melville, NY 11747 • 516-394-3344 • Fax 516-908-7867
New York City • Ohio • Connecticut

LAVECCHIA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current Assets:		
Cash and cash equivalents (Note 2)	$	9,562
Total Current Assets		9,562
TOTAL ASSETS	$	9,562

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Accrued expenses	$	4,000
Member's Equity:		5,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	9,562

The accompanying notes should be read in conjunction with the financial statements.

LAVECCHIA CAPITAL, LLC
STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
DECEMBER 31, 2010

Revenue	$	-
Operating Expenses:		
General and administrative expenses		5,084
Total operating expenses		5,084
Net (Loss)		(5,084)
Retained earnings, beginning of year		(17,354)
Deficit, end of year	$	(22,438)

The accompanying notes should be read in conjunction with the financial statements.

LAVECCHIA CAPITAL, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at January 1, 2010	$	10,646
Additional contribution		-
Net loss - Year ended December 31, 2010		(5,084)
Balance at December 31, 2010	$	5,562

The accompanying notes should be read in conjunction with the financial statements.

LAVECCHIA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:		
Net loss	$	(5,084)
Changes in Operating Assets and Liabilities:		
Decrease in accrued expenses		(2,000)
Net Cash Used by Operating Activities		(7,084)
Cash Flows From Financing Activities:		
Proceeds from member		-
Net Cash Provided by Financing Activities		-
Net increase in cash and cash equivalents		(7,084)
Cash and cash equivalents at beginning of year		16,646
Cash and Cash Equivalents at End of Year	$	9,562

The accompanying notes should be read in conjunction with the financial statements.

LAVECCHIA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

1. Organization and Nature of Business

LaVecchia Capital, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the FINRA. The Company is a Connecticut Corporation that is wholly-owned and formed on November 18, 2008. The Company selected a year end of December 31.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company did not start operation in the year ended 2010. The revenue will be generated from the advisory services that the Company will provide to clients. Revenue will be recognized based on the accrual basis of accounting.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Income Taxes

LaVecchia Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value

is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2010, the Company had net capital of $5,562 and a ratio of aggregate indebtedness to net capital of .72 to 1. The Company's minimum net capital requirement was $5,000.

5. Concentration of Risk

The Company maintains its cash in one money center bank. The balances are insured by the Federal Insurance Corporation up to $250,000. Such cash balances, at times, may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

LAVECCHIA CAPITAL LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2010

Computation of net capital		
Total stockholder's equity	$	5,562
Less:		
Non allowable assets		-
		-
Net capital	$	5,562
Computation of basic net capital requirement		
Minimum net capital requirements of 6-2/3 % of aggregate indebtedness	$	267
Minimum net capital requirements of reporting broker- dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	562
Computation of aggregate indebtedness		
Total A.I. liabilities	$	4,000
Percentage of aggregate indebtedness to net capital		72%

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

There was no difference between the computation of net capital pursuant to Rule 15c3-1 contained herein and the corresponding computation contained in the unaudited Part II filing of form X-17a-5 as of December 31, 2010.

The accompanying notes should be read in conjunction with the financial statements.